UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period    May 2008                                   File No:  001-33580

Keegan Resources Inc.

(Name of Registrant)

Suite 1204 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8

(Address of principal executive offices)

1.

News Release dated May 28, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Keegan Resources Inc.

(Registrant)

Dated: May 28, 2008

Signed: /s/  Michael Bebek

                  Michael Bebek

Corporate Secretary

PRESS RELEASE
TSX-V:  KGN
AMEX: KGN

KEEGAN HITS EXCELLENT GOLD GRADES ON STEPOUT HOLES AT ESAASE GOLD PROPERTY

Vancouver, BC, May 28, 2008 - Keegan Resources Inc. ("Keegan") is pleased to announce the results of six new stepout drill holes drilled 260- 380 meters north of the Main Zone, which hosts Keegan’s current 43-101 compliant resource.  Highlights include 24 meters of 2.64 g/t Au, 22 meters of 2.63 g/t Au and 56 meters of 1.22 g/t Au.  These are the first tightly spaced wide bore holes placed along the north extension of the A fault.  Holes 338-341 intercepted mineralization at relatively shallow depths (34-117 meters hole depth).  Conversely, drill holes 315 and 316 encountered mineralization between 296 to 518 meters hole depth, suggesting hundreds of meters of down dip resource potential.  Keegan plans to continue to aggressively test this structure along strike and down dip in the near future. Please see www.keeganresources.com for a drill hole location map.

Table 1. Significant stepout hole intercepts from north extension zone

Hole_ID	From (m)	To (m)	Width (m)	Grade (g/t)
KEDD315	402	439	37	1.04
including	427	428	1	11.2
KEDD315	463	519	56	1.22
including	491	492	1	15.6
and	500.8	502	1.2	10.4
and	517	518.2	1.2	14.2
KEDD316	265	275	10	1.55
KEDD316	296	307	11	1.15
KEDD316	393	406	13	0.59
KEDD316	431	447	16	1.3
KERC338	28	48	20	2.75
including	31	32	1	11.95
and	46	47	1	12.2
KERC338	89	103	14	1.04
including	101	102	1	10.2
KERC339	53	63	10	0.75
KERC339	76	84	8	0.63
KERC339	160	165	5	1.13
KERC340	34	54	20	1.05
KERC340	70	88	18	0.91
KERC340	117	141	24	2.64
including	135	136	1	54.3
KERC341	55	77	22	2.63
including	63	64	1	36.81

President and CEO Dan McCoy states: "These drill hole results, which add hundreds of meters of strike length and down dip potential on the north end of the resource, provide additional evidence of the world class potential of the Esaase gold system.  We will be working hard to continue to stepout from known mineralization, to test new targets, and to continue our infill program in order to better define and delineate this growing resource.”

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one meter intervals under dry drilling conditions by geologic and resource consultant RSG Global, Inc. utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site. All samples are using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. in Tarkwa, Ghana or SGS Labs in Tarkwa, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. Intercepts were calculated to emphasize width rather than grade: a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than six consecutive samples (six meters) of less than 0.2 g/t Au. All internal intercepts above 10 g/t Au are reported within the intercept. Intercepts of less than 5 meters or less than 0.5 g/t Au were not reported. Mineralization strikes approximately 30 degrees east of north and dips 45 to 60 degrees to the west. The drill holes are oriented at 110 degrees azimuth and are inclined at 45 degrees to the east, so true widths are estimated to be over 80% of the drilled widths.

About Keegan Resources Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company is focused on its wholly owned flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN and on the AMEX under the symbol KGN. More information about Keegan is available www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.

President & CEO

For more information please visit the company website at: http://www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

The TSX Venture and AMEX Exchange have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.